Exhibit 99.1

Thomson Reuters to Explore Strategic Options for

its Intellectual Property & Science Business

NEW YORK, November 11, 2015 – Thomson Reuters (TSX/NYSE: TRI) today announced that it is exploring strategic options for its Intellectual Property & Science business. With leading products and solutions such as Web of Science, Thomson CompuMark, Thomson Innovation, MarkMonitor, Thomson Reuters Cortellis and Thomson IP Manager, the Intellectual Property & Science business provides its customers with comprehensive intellectual property and scientific information, decision support tools and services supporting the innovation lifecycle for governments, academia and corporations.

“Our Intellectual Property & Science division contains growing and profitable businesses which operate in attractive markets,” said James C. Smith, president and chief executive officer of Thomson Reuters. “By sharpening our strategic focus, we are increasingly prioritizing investments behind the many opportunities we see at the intersection of global commerce and regulation. I believe that Intellectual Property & Science will continue to thrive in the future and we want to put it in the best position possible to realize its potential.”

Thomson Reuters would plan to use any net proceeds from a potential transaction for general corporate purposes, including investing in its core businesses, repaying debt and accelerating share buyback activity.

Intellectual Property & Science had revenues of approximately $1.0 billion and a segment EBITDA margin of 32.4% in 2014, representing approximately 8% of the company’s 2014 revenues and approximately 10% of the company’s 2014 adjusted EBITDA.

Thomson Reuters full-year 2015 consolidated results will include Intellectual Property & Science’s results.

Thomson Reuters also announced that Vin Caraher has been appointed President of the Intellectual Property & Science business, effective immediately. Mr. Caraher is a longtime Thomson Reuters executive who previously led the Thomson Scientific business as one of his many assignments with the company over the years. Basil Moftah, formerly President of Intellectual Property & Science, is leaving Thomson Reuters to pursue other opportunities. The company wishes him success in his future endeavors.

Guggenheim Securities, LLC and J.P. Morgan are acting as financial advisors to Thomson Reuters.

Thomson Reuters to Explore Strategic Options for its Intellectual Property & Science Business

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding uses of proceeds if a transaction involving the Intellectual Property & Science business occurs. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the Intellectual Property & Science business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements. Segment EBITDA is a non-International Financial Reporting Standards (IFRS) measure. Segment EBITDA for the Intellectual Property & Science business and EBITDA for the company are defined and reconciled to the most directly comparable IFRS measures in the company’s 2014 annual report, which has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +44 20 7542 8763 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com